Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 18, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10982
California Municipal Income Closed-End and ETF Portfolio, Series 3
(the “Trust”)
CIK No. 1981805 File No. 333-274065

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Portfolio

1.Please specify how much of the portfolio of the Trust is closed-end funds versus exchange-traded funds.

Response:The Trust notes that the Schedule of Investments lists out the percentage of the Trust that consists of closed-end funds and the percentage of the Trust that consists of exchange-traded funds. Therefore, the Trust respectfully declines to add any additional disclosure.

2.The Staff notes the disclosure states, “The Closed-End Funds and ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the Closed-End Fund or ETF (requiring a minimum market capitalization of $50,000,000) and the current dividend yield of the Closed-End Fund or ETF (prioritizing Closed-End Funds or ETFs with the highest dividend yields). All other factors being equal, the Sponsor will select the Closed-End Fund or ETF with lower expense ratios, while attempting to limit the overlap of the securities held by the Closed-End Fund or ETF.” Please clarify if criteria are applied separately to the closed-end funds and separately for the exchange-traded funds or if the research department picks the closed-end funds or exchange-traded funds in the universe that have the highest yield and lowest expenses.

Response:The disclosure has been revised to clarify that the criteria is applied separately to the closed-end funds and the exchange-traded funds.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon